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Filed by: Foster Wheeler Ltd., Foster Wheeler LLC

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14d-2 and Rule 13e-4 of the Securities Exchange Act of 1934

Subject Companies: FW Preferred Capital Trust I, Foster Wheeler Ltd., and Foster Wheeler LLC

Registration Statement No. 333-107054 Registration Statement No. 333-117244

        Investors and security holders are urged to read the following documents filed with the SEC, as amended from time to time, relating to the proposed exchange offer because they contain important information: (1) the registration statement on Form S-4 (File No. 333-107054, which incorporates the registration statement on Form S-4 (File No. 333-117244)) and (2) the Schedule TO (File No. 005-79124). These and any other documents relating to the proposed exchange offer, when they are filed with the SEC, may be obtained free at the SEC's Web site at www.sec.gov. You may also obtain each of these documents for free (when available) from Foster Wheeler by directing your request to: John A. Doyle; e-mail john_doyle@fwc.com; telephone 908-730-4270; and address Foster Wheeler Inc., Perryville Corporate Park, Clinton, NJ 08809-4000.

        The foregoing reference to the proposed registered exchange offer and any other related transactions shall not constitute an offer to buy or exchange securities or constitute the solicitation of an offer to sell or exchange any securities in Foster Wheeler Ltd. or any of its subsidiaries.

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FOSTER WHEELER ANNOUNCES DETAILS
OF EXCHANGE OFFER CLOSING

        HAMILTON, BERMUDA, September 23, 2004—Foster Wheeler Ltd. (OTCBB: FWLRF) announced today the following details related to the closing of its successful equity-for-debt exchange offer.

        Foster Wheeler currently anticipates that closing on the exchange of the securities tendered through 5:00 p.m., New York City time, on September 21, 2004 will occur the afternoon of Friday, September 24, 2004 or the afternoon of Monday, September 27, 2004. Upon the conclusion of the closing, the new common and preferred shares and the Class A Warrants will be distributed to those who tendered their trust preferred securities prior to 5:00 p.m. on September 21, 2004.

        The Class B Warrants will be distributed to the holders of record of the company's common stock. The record date for the purpose of determining such holders for such distribution will be 5:00 p.m., New York City time, on the business day immediately preceding the closing. Foster Wheeler intends to distribute the Class B Warrants promptly following the close of the subsequent offering period. The subsequent offering period is scheduled to expire at 5:00 p.m., New York City time, on October 20, 2004.

        The aggregate amount of all Class B Warrants to be issued to the foregoing holders will be exercisable for that number of common shares in the aggregate equal to: 5% of (A) the number of common shares that will be outstanding immediately following the consummation of the exchange offer assuming the preferred shares are converted and including 39,172,675 common shares to be issued under a restricted stock plan to members of Foster Wheeler's senior management and directors divided by (B) 1 minus (10% plus (20% multiplied by the final participation level for the trust preferred securities)).

        Foster Wheeler will pay a soliciting brokers' fee to registered broker/dealers for soliciting qualifying tenders of trust preferred securities pursuant to this exchange offer, including those during the subsequent offering period. This fee will be equal to 50 cents per trust preferred security (liquidation amount $25) which the registered broker/dealers tender on behalf of their customers and which Foster Wheeler accepts for exchange.

        Investors and security holders are urged to read the following documents filed with the SEC, as amended from time to time, relating to the exchange offer because they contain important information: (1) the registration statement on Form S-4 (File No. 333-107054) and (2) the Schedule TO (File No. 005-79124). These and any other documents relating to the exchange offer, when they are filed with the SEC, may be obtained free at the SEC's Web site at www.sec.gov, or from the information agent as noted above.

        The foregoing references to the exchange offer and any other related transactions shall not constitute an offer to buy or exchange securities or constitute the solicitation of an offer to sell or exchange any securities in Foster Wheeler Ltd. or any of its subsidiaries.

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Notes to Editors:

1.
Foster Wheeler Ltd. is a global company offering, through its subsidiaries, a broad range of design, engineering, construction, manufacturing, project development and management, research and plant operation services. Foster Wheeler serves the refining, upstream oil and gas, LNG and gas-to-liquids, petrochemical, chemicals, power, pharmaceuticals, biotechnology and healthcare industries. The corporation is based in Hamilton, Bermuda, and its operational headquarters are in Clinton, New Jersey, USA. For more information about Foster Wheeler, visit our Web site at www.fwc.com.

2.
Safe Harbor Statement

  This news release contains forward-looking statements that are based on management's assumptions, expectations and projections about the company and the various industries within which the company operates. These include statements regarding our expectations regarding revenues (including as expressed by our backlog), liquidity, the outcome of litigation and legal proceedings and recoveries from customers for claims and the costs of current and future asbestos claims and the amount and timing of related insurance recoveries. Such forward-looking statements by their nature involve a degree of risk and uncertainty. The company cautions that a variety of factors, including but not limited to the factors described under the heading "Business—Risk Factors of the Business" in the company's most recent annual report on Form 10-K/A and the following, could cause the company's business conditions and results to differ materially from what is contained in forward-looking statements: changes in the rate of economic growth in the United States and other major international economies, changes in investment by the power, oil and gas, pharmaceutical, chemical/petrochemical and environmental industries, changes in the financial condition of our customers, changes in regulatory environment, changes in project design or schedules, contract cancellations, changes in estimates made by the company of costs to complete projects, changes in trade, monetary and fiscal policies worldwide, currency fluctuations, war and/or terrorist attacks on facilities either owned or where equipment or services are or may be provided, outcomes of pending and future litigation, including litigation regarding our liability for damages and insurance coverage for asbestos exposure, protection and validity of patents and other intellectual property rights, increasing competition by foreign and domestic companies, changes in financial markets, compliance with debt covenants, monetization of certain power systems facilities, implementation of our restructuring plan, recoverability of claims against customers and others, changes in estimates used in critical accounting policies. Other factors and assumptions not identified above were also involved in the formation of these forward-looking statements and the failure of such other assumptions to be realized, as well as other factors, may also cause actual results to differ materially from those projected. Most of these factors are difficult to predict accurately and are generally beyond our control. You should consider the areas of risk described above in connection with any forward-looking statements that may be made by us.

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09-23-04
Media Contact:	Maureen Bingert	908-730-4444

Investor Contact:	John Doyle	908-730-4270

Other Inquiries:		908-730-4000

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FOSTER WHEELER ANNOUNCES DETAILS OF EXCHANGE OFFER CLOSING